OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

EXHIBIT 11.  COMPUTATION OF EARNINGS PER SHARE

Years Ended October 31, 1996, 1995 and 1994
(Amounts in thousands,
except per share data)                        1996      1995     1994

PRIMARY SHARES:

Average common shares outstanding            9,629     9,144    8,975
Common equivalent shares outstanding           672       367       48
                                            10,301     9,511    9,023

Net income                                  $5,196    $7,391   $4,604
Less dividend on preferred stock               960       462

Net income applicable to common stock       $4,236    $6,929   $4,604

Net income per common and common
 equivalent share, primary                    $.41      $.73     $.51

FULLY DILUTED SHARES:

Average common shares outstanding            9,629     9,144    8,975
Common equivalent shares outstanding           685       456       70
Potential dilution of preferred stock            *       553
                                            10,314    10,153    9,045

Net income applicable to common stock       $4,236    $6,929   $4,604
Add back dividend on preferred stock             *       462

Net income for calculating fully diluted
 earnings per share                         $4,236    $7,391   $4,604

Net income per common and common
 equivalent share, fully diluted              $.41      $.73     $.51



*Excluded because the result would be anti-dilutive.

NOTE: Fully diluted earnings per share do not result in dilution of three percent or more or are anti-dilutive and, therefore, are not separately presented in the consolidated statements of income.